EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

BetterLife Pharma Inc. (the “Company”)

1275 West 6th Avenue

Suite 300

Vancouver, British Columbia

V6H 1A6

Item 2 Date of Material Change

June 2023

Item 3 News Releases

News release dated June 22 and 27, 2023.

Item 4 Summary of Material Change

BETR-001

In June 2023, the Company announced that its scientific collaborators, Drs. Vern Lewis and Argel Aguilar-Valles from Carleton University’s Department of Neuroscience (Ottawa, Canada) will present a study titled “A non-hallucinogenic LSD analogue with therapeutic potential in mood disorders” on the anti-depressant and anti-anxiety activity of BetterLife’s 2-bromo-LSD (“BETR-001”) at the IBNS Meeting on June 25-30, 2023 at Niagara Falls, Ontario, Canada.  Dr. Lewis will present preclinical data showing that BETR-001 promotes active stress-coping behaviours, and reverses depression- and anxiety-like behaviours in chronically stressed and stress-naïve mouse models. The positive behavioural effects of BETR-001 correlates with improved spine density (increased neuroplasticity) in the prefrontal cortex of these mice. Furthermore, the mechanism of BETR-001-mediated effects were shown to be driven by the serotonin 5-HT2A receptor in these preclinical models.

Also during June 2023, the Company announced that it is fast tracking its U.S. Patent Application which relates to new non-hallucinogenic lysergic acid diethylamide (“LSD”) derivatives. This U.S. Patent Application is part of a developing international patent portfolio which cover compositions of these derivatives. The Company’s BETR-001 is covered by these patent filings.  In addition to composition claims, these applications also cover a novel method for making non-hallucinogenic LSD derivatives that does not involve the use of strictly controlled intermediate substances. The applications also cover use of these derivatives in the treatment of a range of neuropsychiatric and neurological conditions, including depression, anxiety, cluster headaches and neuropathic pain.

Corporate

In June 2023, the Company appointed Dr. Steven Sangha as corporate development advisor to the Company.   Dr. Sangha has over 25 years of experience in investment banking, business development and asset management.  His extensive experience with public company governance and compliance, and finance has led him to successfully run a Private Fund Family Office. Dr. Sangha’s interest in the biotechnology industry has allowed positive growth for early-stage companies with his consummate efforts in assessment, development and financial support.  Dr. Sangha holds a Doctorate of Dental Surgery from the University of Western Ontario in London, Ontario, and a Bachelor of Pharmaceutical Science from the University of British Columbia in Vancouver, British Columbia.

On June 20, 2023, the Company granted 200,000 stock options to an advisor.  These stock options have an exercise price of $0.075 and a maturity date of May 1, 2026.

On June 28 2023, the Company filed its condensed consolidated interim financial statements for the three months ended April 30, 2023 and 2022, along with its management’s discussion and analysis, which can be accessed at www.sedar.com.

Item 5 Full Description of Material Change

Refer to Item 4.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8 Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9 Date of Report

June 28, 2023

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SCHEDULE “A”

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BetterLife To Present BETR-001 Preclinical Data at the 32nd Annual Meeting of the International Behavioural Neuroscience Society (IBNS) in Niagara Falls, Ontario, Canada

VANCOUVER, British Columbia, June 22, 2023 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company focused on the development and commercialization of cutting-edge treatments for mental disorders, today announced that its scientific collaborators, Drs. Vern Lewis and Argel Aguilar-Valles from Carleton University’s Department of Neuroscience (Ottawa, Canada) will present a study titled “A non-hallucinogenic LSD analogue with therapeutic potential in mood disorders” on the anti-depressant and anti-anxiety activity of BetterLife’s 2-bromo-LSD (“BETR-001”) at the upcoming IBNS Meeting on June 25-30 at Niagara Falls, Ontario, Canada. BETR-001 is a non-hallucinogenic Lysergic Acid Diethylamide (“LSD”) derivative molecule.

Dr. Lewis will present preclinical data showing that BETR-001 promotes active stress-coping behaviours, and reverses depression- and anxiety-like behaviours in chronically stressed and stress-naïve mouse models. The positive behavioural effects of BETR-001 correlates with improved spine density (increased neuroplasticity) in the prefrontal cortex of these mice. Furthermore, the mechanism of BETR-001-mediated effects were shown to be driven by the serotonin 5-HT2A receptor in these preclinical models.

Dr. Ahmad Doroudian, CEO of BetterLife commented, “We are extremely excited about the exposure and encouraging feedback we continue to receive from the research community on our positive preclinical data, confirming that BETR-001 is a unique LSD derivative that promotes reversal activity in depressive and anxiety disorders without the burden of being hallucinogenic. Distinctively, BETR-001 is not a controlled substance and will not have all the special restrictions and requirements that classical psychedelics need, such as administration only in specialized clinics under special treatment protocols and restricted manufacturing and distribution, which curtail patient access and lead to high treatment costs. Additionally, BETR-001 is protected by BetterLife’s composition, method-of-use, synthesis and formulation patents (issued and provisional).” He further added, “BETR-001 IND-enabling studies are ongoing, and we will file its IND and begin human trials as soon as these are completed.”

BetterLife is also pleased to announce the appointment of Dr. Steven Sangha as corporate development advisor to the Company.   Dr. Sangha has over 25 years of experience in investment banking, business development and asset management.  His extensive experience with public company governance and compliance, and finance has led him to successfully run a Private Fund Family Office. Dr. Sangha’s interest in the biotechnology industry has allowed positive growth for early-stage companies with his consummate efforts in assessment, development and financial support.  Dr. Sangha holds a Doctorate of Dental Surgery from the University of Western Ontario in London, Ontario, and a Bachelor of Pharmaceutical Science from the University of British Columbia in Vancouver, British Columbia.

Dr. Doroudian commented, “We welcome Dr. Sangha to our advisory team.  As one of the largest shareholders of BetterLife, he continues to contribute to and support our management team.”

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About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing two compounds, BETR-001 and BETR-002, to treat neuro-psychiatric and neurological disorders.

BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non-controlled LSD derivative in development and it is unique in that it is unregulated and therefore can be potentially self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent, for composition and method of use, covers treatment of major depressive disorder, anxiety disorder and neuropathic pain and other neuro-psychiatric and neurological disorders.

BETR-002, which is in preclinical and IND-enabling studies, is based on honokiol, the active anxiolytic ingredient of magnolia bark. BetterLife’s pending method of use and formulations patent covers treatment of anxiety related disorders including benzodiazepine dependency.

BetterLife also owns a drug candidate for the treatment of viral infections such as COVID-19 and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

BetterLife Pharma Inc. Contact Information

David Melles, Investor Relations Manager

Email: David.Melles@blifepharma.com

Phone: 1-778-887-1928

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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BetterLife Fast Tracks Its US Patent for BETR-001 and Other LSD Derivatives

VANCOUVER, British Columbia, June 27, 2023 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company focused on the development and commercialization of cutting-edge treatments for mental disorders, today announced the fast tracking of its U.S. Patent Application which relates to new non-hallucinogenic lysergic acid diethylamide (“LSD”) derivatives. This U.S. Patent Application is part of a developing international patent portfolio which cover compositions of these derivatives.  BetterLife has developed “BETR-001”, a new 2-bromo-LSD derivative covered by these patent filings.

In addition to composition claims, these applications also cover a novel method for making non-hallucinogenic LSD derivatives that does not involve the use of strictly controlled intermediate substances. The applications also cover use of these derivatives in the treatment of a range of neuropsychiatric and neurological conditions, including depression, anxiety, cluster headaches and neuropathic pain.

Dr. Ahmad Doroudian, CEO of BetterLife commented, “2-bromo-LSD was originally thought to be neuro-pharmacologically inactive compared to LSD. However, BetterLife has been able to show that 2-bromo-LSD has robust neuroplasticity properties, and efficacy in preclinical models of depression, anxiety, and pain. Importantly, its stereoisomers have different polymorphs as well as different pharmacological properties which are part of the composition claims in BetterLife’s patent applications.” He added, “We believe these are strong composition claims and will hold the test of time, much like we are seeing how similar composition patents for molecules like S- and R-ketamine, psilocybin polymorphs and so forth, although challenged, have been upheld by the US Patents and Trademarks Office.” He further added, “BETR-001 IND-enabling studies are ongoing, and we are looking forward to file its IND and begin human trials as soon as these are completed.”

About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing two compounds, BETR-001 and BETR-002, to treat neuro-psychiatric and neurological disorders.

BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non-controlled LSD derivative in development and it is unique in that it is unregulated and therefore can be potentially self-administered. BetterLife’s synthesis patent application for BETR-001 eliminates regulatory hurdles and its pending patent, for composition and method of use, covers treatment of major depressive disorder, anxiety disorder and neuropathic pain and other neuro-psychiatric and neurological disorders.

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BETR-002, which is in preclinical and IND-enabling studies, is based on honokiol, the active anxiolytic ingredient of magnolia bark. BetterLife’s pending method of use and formulations patent covers treatment of anxiety related disorders including benzodiazepine dependency.

BetterLife also owns a drug candidate for the treatment of viral infections such as COVID-19 and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

BetterLife Pharma Inc. Contact Information

David Melles, Investor Relations Manager

Email: David.Melles@blifepharma.com

Phone: 1-778-887-1928

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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